MOL HUNGARIAN OIL AND GAS PLC.
Finance

02 OCT 21 AM 9:41

1st October, 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

02055520

Attention: **Special Counsel**
Office of International Corporate Finance

Nyrt.
MOL ~~Magyar Olaj- és Gázipari~~ Rt.
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

Michel-Marc Delcommune
Chief Financial Officer

Enclosure

10/29

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

30 September, 2002

Extension of TVK option agreement with a Deutsche Bank investment subsidiary

MOL Hungarian Oil and Gas Company hereby announces the conclusion of an agreement with Matura GmbH, a Deutsche Bank investment subsidiary concerning the extension of the agreements signed on 5 March 2001 in relation to a 9.83% share participation in Tiszai Vegyi Kombinát Rt., for an additional 15 months, i.e. until 31 December 2003.

MOL continues to deem its role in the petrochemical industry as of core strategic importance and intends to retain its control over TVK.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
György Felkai	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

1 October, 2002

Purchase of treasury shares

MOL Hungarian Oil and Gas Company announces that based on the share purchase order made on 2 August 2002 in the period between 24 September 2002 and 30 September 2002 620,000 treasury shares were purchased.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
György Felkai	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924